Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: June 12, 2026

On June 12, 2026, Bloomberg published the following article regarding the previously disclosed Business Combination Agreement, dated as of June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC (“Big3”) and Halfcourt Holdco, Inc. (“Pubco”), among other parties:

Ice Cube to Take Big3 League Public at $290 Million Valuation

Michael Beasley, of 3’s Company, far left, drives to the basket during the BIG3 championship game at TDGarden in 2024.

Photographer: Danielle Parhizkaran/The Boston Globe/Getty Images

By Randall Williams

June 12, 2026 at 9:00 AM EDT

Big3, the 3-on-3 basketball league founded by Ice Cube and Jeff Kwatinetz, has entered into an agreement with a special purpose acquisition company to take the organization public.

The deal with Graf Global Corp. values the league at $290 million pre-money, with 100% of the existing equity expected to convert to common stock of the combined company at closing. The deal is expected to close in the fourth quarter.

In an interview, Ice Cube, the professional name of O’Shea Jackson, said having the league be publicly traded would give fans a new way to benefit from its success.

As it stands now, “you can’t participate in the upside of the team besides winning,” he said. “And we need the fans for the league to be successful, so it’s a match made in heaven.”

Kwatinetz said the move “opens the pool of people who can have exposure to our league.”

Investors include John P. Angelos, whose family used to own the Baltimore Orioles; Peter Briger, executive chairman of Fortress Investment Group and minority owner of the San Francisco 49ers; Drew McKnight, Co-Chief Executive Officer of Fortress; and Ken Howery, co-founder of PayPal and Founders Fund.

Big3 has eight teams, with the league owning the franchises in Boston, Chicago, Dallas and the DMV. The remaining four — in Los Angeles, Miami, Detroit and Houston — are owned by independent investors. NBA legend Clyde Drexler serves as the organization’s commissioner.

The Houston franchise sold in 2024 for $10 million to Eric Mullins, who now runs private equity firm Lime Rock Resources, and Milton Carroll, the former chairman of CenterPoint Energy Inc.

The league’s ninth season begins on June 20 at the Intuit Dome, home of the Los Angeles Clippers.

Bloomberg https://www.bloomberg.com/news/articles/2026-06-12/ice-cube-to-take-big3-league-public-at-290-million-valuation 1/3

On June 12, 2026, O’Shea Jackson Sr., the co-founder and chief executive officer of Big3, conducted an interview on Bloomberg TV. The transcript is below:

ICE CUBE ON “BLOOMBERG: THE CLOSE” TRANSCRIPT

Romaine Bostick: About nine years ago, the rapper ice cube started a 3-on-3 basketball league called the BIG3. Now, it is going public. We caught up with Ice cube. Take a listen.

Ice Cube: We feel like this is our part to huge success. Why shouldn't the public get in on it? Now as a fan, or as a person who loves basketball globally, it is hard to be a part of it. You can bet, watch, buy merchandise, but you have no chance to be part of the upside. So, for us to be the first league to step out there and offer it is right up our alley, with a loose change in the game and we are still doing it.

Romaine Bostick: What is your message to fans now that they can be investors?

Ice Cube: To support the league. Help us grow this thing. You know, it took a lot of leagues a long time to get traction and to get this kind of attention. The NHL just put out their ratings. Our ratings are still better than theirs. So, we have a young lady that everybody is excited about. I know SpaceX is going out, we are about to take it to the next level, and the public should. They are going to help us do this, so they might as well get in on it and be a part of it.

Romaine Bostick: Are you prepared for quarterly earnings calls?

Ice Cube: They are no harder than dealing with the team owner. So, ready for them, for sure.

Romaine Bostick: We laugh about it, but I guess even bringing up SpaceX, the idea that a lot of companies these days NCO’s are speaking more directly. CEO's are speaking more directly to the fan base, the individual investor, folks with not just a belief in the stock and the financials but in the people behind it. Obviously, you've got a great partner you are dealing with right now, obviously you are a legendary name yourself, as an entertainer, actor and entrepreneur. It raises the question as to how you actually want to market this as an investment. The idea is, do you need Wall Street in the traditional sense as a normal company would?

Ice Cube: I don't lead from the front. I don't lead from the back. I am very visible. I am very out there. I understand it takes strong leadership and visible leadership to do something like this. I have looked at, you know, things like what Vincent McMahon did with WWE and growing that. So, you know, we are part of this. We feel like we are at the point, you know, raising money is a hard job. It is time consuming. This frees us up to really do what we do best. Promote and market the league. We have a global vision. We have the World Cup here. We want to have the Big Cup 3-on-3 around the world coming and having the same impact one day. If you looked at my career, my whole career, from music to movies and now sports, please, believe it. Bet on Cube at the end of the day to get to the promised land.

Romaine Bostick: I wonder how you woo athletes into this space. You've got big names on the business side and the court as well. Now that your profile will be raised even further as a publicly traded company, and your sort of ambitions to expand, is there somebody you want to go after that you can get?

Ice Cube: As players?

Romaine: Yeah. As players.

Ice Cube: Whoever wants the smoke. Some guys, when they retire, or leave the NBA, they are done. Their body is done and they know it. They don't have that oomph in them. We don't want those players. We want players that still have a chip on their shoulder and still want to show the world they are the best at their craft and can still play at a high level. We are creating our own story as well. So, the league is really ready to explode as far as, you know, we only have eight teams now. We want to go to twelve, sixteen, twenty, you know, get as large as some of the other leagues.

On June 12, 2026, Big3 re-posted the Bloomberg interview on its X account (@thebig3):

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (the “BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.